Mail Stop 3561

July 24, 2006

Mr. C.K. Chow
Chief Executive Officer
MTR Corporation Limited
MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong

> **RE: MTR Corporation Limited (the "Company")**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed June 17, 2005**
> **File No. 333-13904**

Dear Mr. Chow:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief